Exhibit (a)(3)

Form of Confirmation of Receipt of Election to Participate

[To be sent to all participants by VeriSign Stock Administration via email promptly after receipt of the Election to Participate]

This message confirms that VeriSign, Inc. has received your Election to Participate in the Option Exchange Program. Unless VeriSign Stock Administration receives a Notice of Withdrawal before 9:00 p.m. Pacific Time, on December 26, 2002, the options you have indicated on your Election to Participate will be cancelled.

If you have any questions about this message, please contact VeriSign Stock Administration by telephone at (650) 426-3412.